

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2019

By E-Mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Gannett Co., Inc.**
> **Definitive Additional Materials on Schedule 14A filed by MNG Enterprises, Inc., et. al.**
> **Filed on May 2 and 3, 2019**
> **File No. 001-36874**

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

1. Refer to the second page of the press release dated May 2, 2019. On that page you list a series of bullet points that purport to be quotes from the ISS report. The last paragraph on the page begins with quotation marks but does not have closing quotation marks and you do not specify whose statement is intended to be included. Given that ISS appears to have recommended that shareholders vote for only one of your nominees, the statement relating to all three of your nominees would appear to be from MNG but it is not so stated. Please revise your disclosure or advise.

2. Refer to the press release dated May 3, 2019. Given Mr. Kramer's former employment with the company, it is unclear how he is conflicted, lacks independence and lacks objectivity to fulfill the functions of a director you reference in your disclosure. Please revise your disclosure to explain it or tell us why it is not necessary to do so.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions